Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

NEWS RELEASE

LUNDIN MINING COMPLETES RESTRUCTURE OF CREDIT FACILITY

Toronto, July 6, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining") today announced that it has executed a third amendment to its credit agreement. The amendment will be effective July 7, 2009 and will result in a restructured facility with the following terms:

  Three year, fully revolving credit of US$225 million;

  Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio of the Company; and

  Financial covenants customarily required for a revolving-term facility including minimum tangible net worth, interest coverage ratio and leverage ratio.

The Third Amending Agreement removes the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver; it instead establishes that security will be extended to material assets acquired, and specifies reductions in the facility if the Company’s principal mining assets are disposed of in whole or in part.

In co-operation with Scotia Capital, the Lead Arranger, the Company has arranged to reduce the number of lenders in the syndicate from ten to six. Five members of the original syndicate, The Bank of Nova Scotia, Bank of Montreal, West LB AG, ING Bank N.V. and Skandinaviska Enskilda Banken AB (SEB) will be joined by Export Development Canada (EDC) to comprise the new group of six lenders.

Lundin Mining currently has US$210.2 million drawn on the facility and US$150.4 million cash on hand.

Phil Wright, President and CEO, commented, "We are pleased with the outcome of this restructuring. The size and terms of the facility give us the flexibility we have been seeking and it meets all of our reasonably foreseeable requirements over the next three years.

"The covenants were tested extensively using the Company's financial model, to ensure the Company could remain in compliance during a prolonged period of low metal prices.

"The syndicate comprises an appropriate number of banks, all of which we are very comfortable working with and we appreciate the support that has been given. We are also pleased to welcome EDC to the syndicate.

"The conclusion of this restructuring allows us to focus on the continued successful running of operations, participation in the expansion of Tenke and on further strategic developments" Mr. Wright said.

About Lundin Mining

Lundin Mining Corporation ("Lundin", "Lundin Mining" or the "Company") is a diversified base metals mining company with operations in Portugal, Spain, and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Josh Crumb, Investor Relations Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.